SNIPP INTERACTIVE INC.

SNIPP AWARDED ITS FIRST PATENT AND SELECTED BY GOOGLE TO JOIN ITS

PATENT STARTER PROGRAM

March 03, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that Google has selected Snipp to be part of Google’s Patent Starter Program. As part of this program, Snipp has been awarded a wireless advertising-related US patent, become a member of the License on Transfer (LOT) Network an initiative launched by Canon, Dropbox, Google, SAP and other industry leaders to combat Patent Assertion Entities (PAE), and provided increased visibility to Google’s patent portfolio.

“This patent award signifies the launch of our Patent Program, and sets the stage for even more innovation within our product portfolio”, said Ritesh Bhavnani, President and Co-Founder of Snipp. “IPR will be key to our growth and expansion, and we see patent acquisitions as an effective tool to meeting this objective. We anticipate more additions to our Patent Program, and are excited to move forward along this path through our participation in a network of forward thinking companies that form both the LOT Network and Google’s Patent Starter Program.”

US Patent No. 6,157,814, relates to an improved, non-intrusive method for advertising to wireless subscribers, and provides for multiple viewing hits of the same advertisement. This patent acquisition comes with valuable protections afforded by Snipp’s membership within the LOT Network, which works to prevent patent infringement claims from the growing numbers of PAEs, more commonly known as Patent Trolls. In the last 10 years, more than 10,000 companies have been sued at least once by such entities, leading to significant financial and business losses in the process of defending such claims.

In order to safeguard its members, every participating company in the LOT Network grants a license to their fellow participants for patents transferred or sold to a PAE. Following that transfer, LOT members are protected from that patent being used against them by patent trolls seeking financial gain. The initial members of the LOT Network range from early-stage startups to established technology companies. Together they own almost 300,000 patent assets, generate more than $117 billion in revenue and employ more than 310,000 people.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

For more information on the LOT Network, visit its website at http://www.lotnet.com/

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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